AMBG, Inc.

1185 Avenue of the Americas, Suite 301

New York, NY 10036

November 29, 2021

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, Dc. 20549

Paul Cline

Isaac Esquivel

Joseph Ambrogi

James Lopez

Re: AMBG, Inc.

Registration Statement on Form 10 Filed October 25, 2021

File No. 000-56359

Dear All:

We are filing an Amendment No. 1 to the Registration Statement on Form 10-12G/A (the “Registration Statement”) in response to your recent review letter addressed to Peng Sun, Chief Executive Officer of AMBG Inc. (the “Company”), dated November 22, 2021 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No.1 to Registration Statement on Form 10

Form 10 Registration Statement filed October 25, 2021

Directors, Executive Officers, Promoters and control persons, page 14

1.	We note references to Richard Ke on page 1 and to Hui Chen in the stock purchase agreement filed as exhibit 22. Please revise to identify all of your executive officers and promoters. See Item 401(g) and Item 404(c) of Regulation S-K. Additionally, revise to identify your promoter or officer who acquired Mr. Lazard’s shares for $100,000.

As disclosed in Item 1. Description of Business, Richard Ke was initially an officer of the Company and then subsequently resigned:

“On August 27, 2020, David Lazar sold his controlling interest in the Company to AMBC Enterprise, Inc. Subsequently the Company changed its name to AMBG Inc. At that time Mr. Lazar resigned as an officer and director, and Richard Ke became the Company’s, sole Director, Chief Executive Officer, CFO, and Secretary.

On October 29, 2020, Mr. Ke resigned from all of his positions and Peng Sun became the Company’s only employee, sole Director, Chief Executive Officer, CFO, and Secretary.”

Additionally, this disclosure also is made in Note 1. and Note 4. to the financial statements.

The Company believes that no further disclosure is required.

With respect to Mr. Hui Chen, he is an attorney representing the Company as a “duly authorized agent” with the authority to sign the stock purchase agreement on behalf of the Company. He is neither an officer nor promoter.

The Company believes that no disclosure of his role as an authorized agent is required in the registration statement

No promotor or officer acquired Mr. Lazar’s shares for $100,000. The shares were acquired by AMBC Inc. The disclosure in Item 1. “Description of Business” and Note 1. “Organization and basis of accounting”, in both the audit period and interim unaudited period ended September 30, 2021 has been updated to reflect the sale of Mr. Lazar’s shares for $100,000 to AMBC, Inc., not to any individual.

Exhibits

2.	We note the statement on page 15 that your certificate of incorporation authorized the issuance of 500,000,000 shares of common stock; however, your articles as filed are dated September 15, 2005 and authorize only 50,000,000 shares of common stock. Please file your amended and restated certificate of incorporation. If you have bylaws please file pursuant to Item 601(b)(3)(ii) of Regulation S-K.

Exhibit 23 has been renamed the “Certificate of Amendment of Articles of Incorporation”. The previous Exhibit has been replaced with an Exhibit reflecting a September 24, 2020 California Secretary of State date stamped amendment. Paragraph #2 reflects the change of share count to 500,000,000 shares.

Very truly yours,

/s/ Peng Sun, Chief Executive Officer